Mail Stop 3561

November 6, 2007

Mr. Vasilios Koutsobinas
Chief Executive Officer
ICT Technologies, Inc.
181 Westchester Avenue
Port Chester, New York 10573

> **RE:** **ICT Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **Filed July 25, 2007, August 16, 2007 and August 17, 2007**
> **File No. 0-29805**

Dear Mr. Koutsobinas:

We have reviewed your response letter dated October 29, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Financial Statements, page F-1

General

1.   We have reviewed your response to comment one in our letter dated October 19, 2007 and we re-issue the comment. As previously requested, please tell us in detail your consideration of whether you are a development stage company subject to the financial accounting and reporting requirements in SFAS 7. If so, please revise your financial statements accordingly.

Item 8A. Controls and Procedures, page 24

2.   We note the proposed revisions to your disclosure in response to comment two in
        our letter dated October 19, 2007. In light of your original disclosure that your
        certifying officers concluded your disclosure controls and procedures are
        effective, *other than reporting timely*, and your disclosure that you do not have a
        full time internal financial reporting staff and believe that your operations
        necessitate such, please tell us how you were able to conclude that your disclosure
        controls and procedures were effective as of December 31, 2006.
        Notwithstanding the preceding, where you disclose your conclusion regarding the
        effectiveness of your disclosure controls and procedures, please omit the phrase
        "without qualification." Also make conforming revisions to the proposed
        disclosures to be included in your amended Forms 10-QSB for the quarterly
        periods ended March 31, 2007 and June 30, 2007.

Exhibits 31.1 and 31.2

3.   We have reviewed your proposed revisions in response to comment four in our
        letter dated October 19, 2007. Please be sure the revised certifications to be filed
        in your amended Forms 10-KSB and 10-QSB include updated/current signature
        dates, rather than the signature dates included in the original filings.

Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Item 3. Controls and Procedures

4.   We have reviewed the proposed revisions to your disclosure in response to
        comment five in our letter dated October 19, 2007. We note that the evaluation of
        the effectiveness of the design and operation of your disclosure controls and
        procedures was performed "as of a date within 90 days before the date of this
        report." However, Exchange Act Rule 13a-15(b) requires that such evaluation
        must be performed "as of the end of [the] fiscal quarter." Please revise your
        disclosure accordingly.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your response to our comments and provides any requested information.
Detailed letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn
Manuel at (202) 551-3823 if you have questions regarding comments on the financial

statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief